FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:           “First Quarter 2012: sustained sales growth”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, April 18, 2012

First Quarter 2012: sustained sales growth

•	Sales up 9 percent at constant exchange rates to $4.3 billion

•	Strong start to Northern hemisphere season

•	Corn seed sales up 21 percent: technology realizing global potential

•	Integrated strategy driving outperformance

Sales in the first quarter of 2012 increased by 9 percent at constant exchange rates.  Volumes were up 5 percent, with a further 4 percent contribution from price.  Reported sales were 7 percent higher at $4.3 billion.

Integrated sales

In Europe, Africa and the Middle East, sales were up by 14 percent at constant exchange rates compared with a strong quarter in 2011.  In France, a strong underlying performance by CALLISTO® on corn and in fungicides was augmented by a shift in sales from the fourth to the first quarter following a change in the law on credit terms.  Eastern Europe continued its growth trajectory, with sales up by more than 25 percent helped by a broadening of the crop protection range and strong demand for spring crop seeds: in Ukraine, seeds sales doubled to exceed $100 million.  In North America sales were up 13 percent. Crop protection sales reflected an early start to the season and recognition of Syngenta’s capabilities in resistance management and crop enhancement.  There was strong demand for Syngenta’s enhanced corn seed portfolio, in particular the AGRISURE® VIPTERA™ trait; sales of soybean and vegetable seeds were lower.

In Latin America, at the end of the season, an increase in second season corn in Brazil partly offset the effect of drought in Argentina and southern Brazil.  Seeds sales continued their rapid expansion, with growth of over 40 percent and market share gains in both corn and soybean.  Growth in Asia Pacific was also led by seeds, notably corn; crop protection sales were slightly lower owing to cold and wet conditions in Australasia and to range rationalization in India and Japan.  China and the emerging ASEAN markets showed strong growth across the business.

Syngenta - April 18, 2012 / Page 1 of 4

Product line sales

Double digit growth in Selective Herbicides was driven by AXIAL® and by the corn portfolio, notably in Europe and North America. In the USA, solutions for resistant weeds are increasingly valued.  A decline in sales of Non-selective Herbicides reflected lower sales of GRAMOXONE® in Asia-Pacific, notably Korea. Global sales of TOUCHDOWN® increased. Fungicides sales were again higher: strong early demand in Europe and the expansion of AMISTAR®, notably in the USA, more than offset lower sales in Latin America due to drought.  Growth in Insecticides reflected the further success of ACTARA® and the further expansion of DURIVO® on rice and vegetables.  Sales of FORCE®, used to combat corn rootworm, were up by more than 50 percent.  Seed care sales increased by 24 percent driven by the global expansion of CRUISER®.  Total sales of new crop protection products reached $242 million in the first quarter, an increase of 35 percent.

Sales of Corn & Soybean seeds rose by 13 percent driven by the success of the Corn portfolio in all regions.  North American revenues reflected lower licensing income for the quarter: underlying US Corn sales were up 16 percent.  US sales of Soybean were lower due to an expected acreage shift and to the ongoing transition to second generation herbicide tolerance technology.  Sales of Diverse Field Crops increased by 24 percent, driven by high-performing sunflower hybrids and sugar beet.  Vegetables sales were lower as consumers in Europe and North America reined back expenditure.

Lawn and Garden

The Lawn and Garden business comprises Professional Products and Flower seeds, and provides integrated solutions to professional growers of ornamental plants and to golf course superintendents. Sales in the first quarter were slightly lower because of the depressed consumer environment in Europe.

Mike Mack, Chief Executive Officer, said: “After a strong year in 2011 sales momentum continued in the first quarter, with an excellent start to the season in both Europe and North America.  The implementation of our integrated strategy is proceeding rapidly and we are already seeing benefits in the leverage of our portfolio and the commercial organization.  This underpins our confidence that we will continue to outperform an expanding market.  In 2012, although we face the anticipated headwind from currencies and raw materials, we expect to achieve a further increase in EBITDA margin at constant exchange rates and to sustain strong cash generation.”

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Syngenta - April 18, 2012 / Page 2 of 4

Unaudited First Quarter Sales

Integrated sales	Q1 2012 $m	Q1 2011 $m	Actual %	CER(1) %
Europe, Africa and Middle East	1759	1597	+10	+14
North America	1269	1125	+13	+13
Latin America	497	516	-4	-3
Asia Pacific	530	522	+2	+2
Total	4055	3760	+8	+10
Lawn and Garden(2)	249	257	-3	-2
Group Sales	4304	4017	+7	+9

Sales by business
Crop Protection	2861	2669	+7	+9
Seeds	1225	1108	+11	+13
Inter-segment elimination(3)	-31	-17	n/a	n/a
Total	4055	3760	+8	+10
Lawn and Garden(2)	249	257	-3	-2
Group Sales	4304	4017	+7	+9

Crop Protection regional sales
Europe, Africa and Middle East	1166	1084	+8	+12
North America	784	634	+24	+24
Latin America	429	464	-8	-7
Asia Pacific	482	487	-1	-1
Total	2861	2669	+7	+9

Seeds regional sales
Europe, Africa and Middle East	605	522	+16	+20
North America	496	497	-	-
Latin America	76	53	+43	+44
Asia Pacific	48	36	+35	+38
Total	1225	1108	+11	+13

(1)	Growth at constant exchange rates.

(2)	Includes Professional Products, Flowers and Lawn and Garden inter-segment elimination. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

(3)	Crop Protection inter-segment sales to Seeds.

Syngenta - April 18, 2012 / Page 3 of 4

Product line sales	Q1 2012 $m	Q1 2011 $m	Actual %	CER(1) %

Selective Herbicides	912	827	+10	+12
Non-selective Herbicides	234	250	-6	-6
Fungicides	901	881	+2	+4
Insecticides	462	430	+8	+9
Seed Care	314	257	+22	+24
Other Crop Protection	38	24	+59	+58
Total Crop Protection	2861	2669	+7	+9
Corn and Soybean	707	634	+11	+13
Diverse Field Crops	356	297	+20	+24
Vegetables	162	177	-8	-6
Total Seeds	1225	1108	+11	+13
Inter-segment elimination(3)	-31	-17	n/a	n/a
Lawn and Garden(2)	249	257	-3	-2
Group Sales	4304	4017	+7	+9

(1)	Growth at constant exchange rates.

(2)	Includes Professional Products, Flowers and Lawn and Garden inter-segment elimination. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

(3)	Crop Protection inter-segment sales to Seeds.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta - April 18, 2012 / Page 4 of 4

SYNGENTA AG

Date:	April 18, 2012	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Corporate Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services